UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ACV Auctions Inc.

(Name of Subject Company)

ACV Auctions Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00091G104

(CUSIP Number of Class of Securities)

Leanne Fitzgerald

Chief Legal and Administrative Officer

ACV Auctions Inc.

640 Ellicott St #321

Buffalo, NY 14203

(800) 553-4070

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Nicole Brookshire

Paul S. Scrivano

Michael Davis

Davis Polk & Wardwell LLP

450 Lexington Ave.

New York, NY 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by ACV Auctions Inc., a Delaware corporation (“ACV”), with the U.S. Securities and Exchange Commission (the “SEC”) on September 17, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the offer by Apple Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Copart, Inc., a Delaware corporation (“Copart”), to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of ACV, at a price per Share of $10.50 per Share, net to the seller in cash, without interest, subject to any withholding tax (the “Offer Price”), upon the terms and subject to the conditions described in the Offer to Purchase, dated as of September 17, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”).

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on September 17, 2026, by Parent and Merger Sub (as amended or supplemented from time to time).

Capitalized terms used in this Amendment No. 1 but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment No. 1 is being filed to disclose certain updates as reflected below.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows.

The following paragraph is inserted at the end of the subsection titled “Regulatory Approvals”:

“On September 11, 2026, each of Copart and ACV filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. On September 28, 2026, Copart voluntarily withdrew its Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger in order to provide the Antitrust Division and the FTC with additional time to review the acquisition. Copart refiled its Premerger Notification and Report Form with the Antitrust Division and the FTC on September 28, 2026. The waiting period applicable to the purchase of Shares pursuant to the Offer is now expected to expire at 11:59 p.m., Eastern Time, on October 13, 2026 (15 calendar days following the filing of the Premerger Notification and Report Forms), but this period may be terminated earlier if the Antitrust Division and the FTC exercise their discretion to grant early termination, or extended if there is a Second Request.”

The paragraph in the section “Legal Proceedings” is deleted and replaced with the following:

“Since the filing of the Schedule 14D-9, three purported ACV stockholders have filed complaints against ACV and the members of ACV’s board of directors in connection with the proposed Transactions: (i) William Ballard v. ACV Auctions Inc. et al., Index No. 655314/2026 (N.Y. Sup. Ct. N.Y. Cnty. Sept. 17, 2026) (the “Ballard Action”); (ii) Christopher Scott v. ACV Auctions Inc. et al., Index No. 655308/2026 (N.Y. Sup. Ct. N.Y. Cnty. Sept. 17, 2026) (together with the Ballard Action, the “New York Actions”); and (iii) Alan Barth v. ACV Auctions Inc. et al., Case No. 26-cv-11520 (N.D. Ill. Sept. 21, 2026) (the “Barth Action” and together with the New York Actions, the “Lawsuits”). The New York Actions were filed in the Supreme Court of New York, New York County, and the Barth Action was filed in the United States District Court for the Northern District of Illinois. The Lawsuits allege, among other claims, that the Schedule 14D-9 and/or Schedule TO omit and/or misleadingly describe material information about the proposed Transactions in violation of New York common law or the Exchange Act. The Lawsuits seek, among other remedies, an order enjoining the consummation of the proposed Transactions. Additionally, attorneys claiming to represent several purported ACV stockholders have sent demand letters to ACV that allege similar disclosure deficiencies in the Schedule 14D-9 and/or Schedule TO (together with the Lawsuits, the “Litigation Matters”). ACV believes that the allegations contained in the Litigation Matters are without merit. However, there can be no assurances regarding the ultimate outcomes of the Litigation Matters. Moreover, it is possible that additional, similar complaints may be filed, that the Lawsuits described above may be amended, and/or that ACV will receive additional, similar demand letters. If this occurs, ACV does not intend to announce the filing or receipt of each additional, similar complaint or demand letter or any amended complaint, unless required by law.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ACV Auctions Inc.

By:	/s/ George Chamoun
Name:	George Chamoun
Title:	Chief Executive Officer

Dated:	September 29, 2026